Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

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Cliffs to Acquire AK Steel

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CLIFFS | AK Steel

Cliffs to Acquire AK Steel

Cleveland-Cliffs and AK Steel Holding Corporation are pleased to announce that they have entered into a definitive merger agreement pursuant to which Cliffs will acquire all of the issued and outstanding shares of AK Steel common stock. Lourenco Goncalves, Chairman of the Board, President and CEO of Cliffs, will lead the expanded organization.

Cleveland-Cliffs and AK Steel will conduct a live conference call and webcast with analysts and investors on December 3, 2019 at 8:30 a.m. ET. Presentation slides, along with further information, are available in the "Investors" section of this website.

Listen to the Conference Call on Dec. 3 at 8:30 a.m. ET.

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Environmentally Friendly Iron Ore Pellets

CLIFFS | AK Steel

Cliffs to Acquire AK Steel

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Cleveland-Cliffs and AK Steel Holding Corporation are pleased to announce that they have entered into a definitive merger agreement pursuant to which Cliffs will acquire all of the issued and outstanding shares of AK Steel common stock. Lourenco Goncalves, Chairman of the Board, President and CEO of Cliffs, will lead the expanded organization.

Cleveland-Cliffs and AK Steel will conduct a live conference call and webcast with analysts and investors on December 3, 2019 at 8:30 a.m. ET.

Listen to the Conference Call on Dec. 3 at 8:30 a.m. ET

Download Investor Deck in PDF Format

Founded in 1847, Cleveland-Cliffs Inc. is the largest and oldest iron ore mining company in the United States. We are a major supplier of iron ore pellets to the North American steel industry from our mines and pellet plants located in Michigan and Minnesota. By 2020, Cliffs expects to be the sole producer of hot briquetted iron (HBI) in the Great Lakes region with the development of its first production plant in Toledo, OH. Driven by the core values of safety, social, environmental and capital stewardship, our employees endeavor to provide all stakeholders with operating and financial transparency.

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December 2, 2019

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- Cleveland-Cliffs to Acquire AK Steel
  December 03, 2019
- Cleveland-Cliffs Declares Regular Quarterly Dividend on Common Shares
  December 02, 2019
- Cleveland-Cliffs to Webcast Presentation by Lourenco Goncalves at Upcoming Goldman Sachs Conference
  November 15, 2019

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CLIFFS

AK Steel

CLEVELAND-CLIFFS TO ACQUIRE AK STEEL

Creating a Vertically Integrated Producer of Value-added Iron Ore and Steel Products

- Combines high-quality steel assets with reliable supply of iron ore pellets
- Positions company to generate value across both blast furnace and electric arc furnace segments
- Generates more predictable earnings and cash flow from focus on value-added and non-commoditized products
- Enhances revenue stream certainty for Cleveland-Cliffs' pellet production

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Forward-Looking Statements

This communication contains statements that constitute "forward-looking statements" within the meaning of the federal securities laws. As a general matter, forward-looking statements relate to anticipated trends and expectations rather than historical matters. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment that are difficult to predict and may be beyond our control. Such uncertainties and factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These statements speak only as of the date of this communication, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. Uncertainties and risk factors that could affect our future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to: our ability to successfully complete the transaction discussed in this communication, successfully integrate the acquired business and achieve the strategic and other objectives of the proposed transaction, including achieving the expected synergies; our ability to complete the proposed merger of Cleveland-Cliffs and AK Steel on anticipated terms and timetable; our ability to obtain the required approvals by Cleveland-Cliffs’ shareholders and AK Steel’s stockholders and to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; our ability to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of AK Steel; uncertainty and weaknesses in global economic conditions, including downward pressure on prices caused by oversupply or imported products, reduced market demand and risks related to U.S. government actions with respect to Section 232 of the Trade Expansion Act (as amended by the Trade Act of 1974), the United States-Mexico-Canada Agreement and/or other trade agreements, treaties or policies; continued volatility of iron ore and steel prices and other trends, which may impact the price-adjustment calculations under our sales contracts; our ability to successfully diversify our product mix and add new customers beyond our traditional blast furnace clientele; our ability to cost-effectively achieve planned production rates or levels, including at our HBI plant; our ability to successfully identify and consummate any strategic investments or development projects, including our HBI plant; the impact of our customers reducing their steel production due to increased market share of steel produced using other methods or lighter-weight steel alternatives; our actual economic iron ore reserves or reductions in current mineral estimates, including whether any mineralized material qualifies as a reserve; the outcome of any contractual disputes with our customers, joint venture partners or significant energy, material or service providers or any other litigation or arbitration; problems or uncertainties with sales volume or mix, productivity, tons mined, transportation, mine closure obligations, environmental liabilities, employee-benefit costs and other risks of the mining industry; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes; our ability to maintain adequate liquidity, our level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of our business; our ability to continue to pay cash dividends, and the amount and timing of any cash dividends; our ability to maintain appropriate relations with unions and employees; the ability of our customers, joint venture partners and third party service providers to meet their obligations to us on a timely basis or at all; events or circumstances that could impair or adversely impact the viability of a mine or production plant and the carrying value of associated assets, as well as any resulting impairment charges; uncertainties associated with natural disasters, weather conditions, unanticipated geological conditions, supply or price of energy, equipment failures and other unexpected events; adverse changes in interest rates and tax laws; the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; and the risks that are described from time to time in Cleveland-Cliffs’ and AK Steel’s respective reports filed with the Securities and Exchange Commission (the “SEC”).

For additional factors affecting the business of Cleveland-Cliffs and AK Steel, refer to Part I - Item 1A. Risk Factors of our corresponding Annual Reports on Form 10-K for the year ended December 31, 2018. You are urged to carefully consider these risk factors.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the stockholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’ investor relations department at the below contact information. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department at the below contact information:

AK Steel: 513-425-5215; Cleveland Cliffs: 216-694-5700

Participants in the Solicitation

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019, and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019, and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.